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Thank you very much for your communication of support, we greatly appreciate it.
We will continue to provide information about our proposed acquisition of Dana Corporation through our web site at www.transactioninfo.com/arvinmeritor/ and we encourage you to check regularly for updates.

ABOUT ARVINMERITOR, INC.

ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.

The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.


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We appreciate your sharing your views with us regarding ArvinMeritor's proposed acquisition of Dana Corporation. We invite you to continue to visit our web site at www.transactioninfo.com/arvinmeritor/ for information about the proposed transaction.

ABOUT ARVINMERITOR, INC.

ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.

The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135
W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

Thank you for your inquiry regarding our $15 per share offer to acquire all of the outstanding shares of Dana Corp.

We have attached the links to the offering documents which explain the terms and conditions of our offer.

If you have any additional questions please contact investor relations at investor.relations@arvinmeritor.com or 1-866-INFO-ARM or Mackenzie Partners, inc. at (212) 929-5500 or at (800) 322-2885 or by email at
proxy@mackenziepartners.com

Schedule TO is available on the ArvinMeritor website at:
http://www.transactioninfo.com/arvinmeritor/sec.php

Also available for free at www.sec.gov